STATEMENT OF INVESTMENTS
Dreyfus Appreciation Fund, Inc.
September 30, 2007 (Unaudited)

Common Stocks--99.4%	Shares		Value ($)
Banks--4.4%			
Bank of America	1,550,000		77,918,500
HSBC Holdings, ADR	796,700	a	73,774,420
SunTrust Banks	622,400		47,097,008
			198,789,928
Capital Goods--8.4%			
Caterpillar	550,000	a	43,136,500
Emerson Electric	1,752,800		93,284,016
General Electric	4,878,000		201,949,200
United Technologies	550,000		44,264,000
			382,633,716
Consumer Durables & Apparel--1.5%			
Christian Dior	547,800	a	**70,116,298**
Consumer Services--1.4%			
McDonald's	1,170,200		**63,740,794**
Diversified Financials--9.8%			
American Express	1,444,100		85,736,217
Ameriprise Financial	547,800	a	34,571,658
Citigroup	3,515,933		164,088,593
JPMorgan Chase & Co.	1,917,100		87,841,522
Merrill Lynch & Co.	1,045,700	a	74,537,496
			446,775,486
Electronic Technology--2.0%			
Apple	150,000	b	23,031,000
Cisco Systems	1,350,000	b	44,698,500
QUALCOMM	550,000		23,243,000
			90,972,500
Energy--22.0%			
BP, ADR	494,000		34,258,900
Chevron	1,974,800		184,801,784
ConocoPhillips	1,942,000		170,449,340
Exxon Mobil	3,393,398		314,092,919
Halliburton	1,248,200		47,930,880
Occidental Petroleum	975,900		62,535,672
Peabody Energy	175,000	a	8,377,250
Royal Dutch Shell, ADR	632,300		51,962,414
Total, ADR	1,145,300	a	92,803,659
Transocean	380,000	b	42,959,000
			1,010,171,818
Food & Staples Retailing--5.0%			
SYSCO	746,900	a	26,582,171
Wal-Mart Stores	1,027,500		44,850,375
Walgreen	2,838,400		134,086,016
Whole Foods Market	448,200	a	21,943,872
			227,462,434
Food, Beverage & Tobacco--16.1%			
Altria Group	3,500,700		243,403,671
Anheuser-Busch Cos.	876,300		43,806,237
Coca-Cola	2,396,600		137,732,602
Kraft Foods, Cl. A	672,568		23,210,321
Nestle, ADR	1,244,900		139,864,515
PepsiCo	2,041,600		149,567,616
			737,584,962
Health Care--.5%			
Medtronic	400,000		**22,564,000**

Health Care Services--.5%			
UnitedHealth Group	436,900		**21,159,067**
Household & Personal Products--4.4%			
Estee Lauder Cos., Cl. A	731,800		31,072,228
Procter & Gamble	2,389,400		168,070,396
			199,142,624
Insurance--2.3%			
American International Group	587,100		39,717,315
Berkshire Hathaway, Cl. A	400	b	47,404,000
Prudential Financial	200,000	a	19,516,000
			106,637,315
Materials--1.1%			
Praxair	622,400	a	**52,132,224**
Media--5.0%			
McGraw-Hill Cos.	2,141,200		109,008,492
News, Cl. A	5,135,708	a	112,934,219
News, Cl. B	239,000	a	5,590,210
			227,532,921
Pharmaceuticals & Biotechnology--6.8%			
Abbott Laboratories	1,294,700	a	69,421,814
Johnson & Johnson	1,892,200	a	124,317,540
Merck & Co.	478,000		24,707,820
Pfizer	1,507,200		36,820,896
Roche Holding, ADR	597,600		54,196,344
			309,464,414
Retailing--2.1%			
Home Depot	1,095,100	a	35,525,044
Target	946,100		60,143,577
			95,668,621
Semiconductors & Equipment--3.8%			
Intel	4,929,800		127,484,628
Texas Instruments	1,200,000	a	43,908,000
			171,392,628
Software & Services--2.3%			
Automatic Data Processing	897,100		41,203,803
Microsoft	2,190,200	a	64,523,292
			105,727,095
Total Common Stocks (cost $2,617,947,189)			**4,539,668,845**

Other Investment--.3%

Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $12,090,000)	12,090,000	c	**12,090,000**

Investment of Cash Collateral for Securities Loaned--4.2%

Registered Investment Company;			
Dreyfus Institutional Cash Advantage Fund (cost $191,212,595)	191,212,595	c	**191,212,595**

Total Investments (cost $2,821,249,784)	**103.9%**	**4,742,971,440**
Liabilities, Less Cash and Receivables	**(3.9%)**	**(178,679,979)**
Net Assets	**100.0%**	**4,564,291,461**

ADR - American Depository Receipts

a All or a portion of these securities are on loan. At September 30, 2007, the total market value of the fund's securities on loan is $186,382,743 and the total market value of the collateral held by the fund is $191,212,595.

b Non-income producing security.

c Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.